[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]


                                                                November 8, 2006


Ms. Sara D. Kalin
Branch Legal Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

          Re: Pre-Effective Amendment No. 1 to Securitized Asset Backed Receivables LLC, Registration Statement on Form S-3, Filed October 23, 2006 (File No. 333-138183)

Dear Ms. Kalin:

               We are acting as special counsel to Securitized Asset Backed Receivables LLC, the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated November 6, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus"), the attached form of prospectus supplement that may be used in offering certificates (the "Certificates Prospectus Supplement") or the attached form of prospectus supplement that may be used in offering notes (the "Notes Prospectus Supplement", and together with Certificates Prospectus Supplement, the "Prospectus Supplements") included in the Registration Statement. The Prospectus Supplements together with the Base Prospectus are referred to in the letter as the "Prospectus." The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

               With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

               1. The Registrant confirms that the depositor and each issuing entity previously established, directly or indirectly by the depositor or any affiliate of the depositor is current and has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. BCAP LLC is an affiliate of the depositor that has offered classes of asset-backed securities involving the same asset class as this offering. The CIK code for BCAP LLC is 0001337454.

               2. The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed simultaneously with or prior to the final prospectus supplement and prospectus.

               3. The Registrant confirms that it will cause to be filed unqualified legal and tax opinions at the time of each takedown.

               4. The Staff's requested change has been made and the Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

               5. The Staff's requested change has been made.

               6. The Registrant has deleted the language discussing shared credit support on page 13 and page 91 of the base prospectus.

               We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

               If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                            Very truly yours,

                                            /s/ Michael S. Gambro
                                            ---------------------------
                                            Michael S. Gambro